Lokimox

PROFIT AND LOSS
January - December 2018

	TOTAL
Income	
Consulting	6,400.00
Services	400.00
Sublease Income	11,955.00
Parking Sublease	400.00
Total Sublease Income	**12,355.00**
Total Income	**$19,155.00**
GROSS PROFIT	**$19,155.00**
Expenses	
Advertising	2,146.27
Bank Charges	1,072.23
Dues & Subscriptions	726.79
Freight & Delivery	100.21
Insurance	2,300.51
Insurance - Liability	2,162.80
Legal & Professional Fees	1,592.50
Office Expenses	1,107.12
Other General and Admin Expenses	202.76
Cellular Phone and Internet	2,905.15
Total Other General and Admin Expenses	**3,107.91**
Parking	2,676.00
Promotional	310.00
QuickBooks Payments Fees	0.00
Rent or Lease	58,573.09
Repair & Maintenance	3,930.00
Software	5,206.59
Stationery & Printing	878.99
Supplies	327.99
Taxes & Licenses	272.01
Membership	826.62
Sales Tax	575.37
Total Taxes & Licenses	**1,674.00**
Training and Education	240.00
Utilities	
Telephone	310.12
Total Utilities	**310.12**
Total Expenses	**$88,443.12**
NET OPERATING INCOME	**$ -69,288.12**
NET INCOME	**$ -69,288.12**